Exhibit 3.1

AMENDMENT TO THE BYLAWS OF

SUNSET FINANCIAL RESOURCES, INC.

EFFECTIVE AUGUST 31, 2005

Section 1.11 of the Company’s Bylaws is deleted in its entirety and replaced with the following:

Section 1.11 Stockholder Action. Except as otherwise required by law and subject to the rights of the holders of any shares or series of stock having a preference over the common stock as to dividends, or upon liquidation, special meetings of the holders of common stock of the Corporation may be called only by (i) the Board of Directors pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office, (ii) the Chairman of the Board of Directors, if one is elected, or (iii) the President of the Corporation. In addition, special meetings of the holders of common stock shall be called by the Secretary of the Corporation upon the written request of the holders of common stock entitled to cast not less than 50% of all votes entitled to be cast at such meeting (such request shall state the purpose or purposes of such meeting and the matters proposed to be acted on at such meeting). Only those matters set forth in the notice of the special meeting may be considered or acted upon at such special meeting, unless otherwise provided in these Bylaws. Advance notice of any matters which any holder of common stock intends to propose for action at an annual meeting shall be given in the manner provided in Section 1.2.

Except as specifically provided above, the bylaws shall continue in full force and effect.